Filed by First Citizens Bancshares, Inc.
(Commission File No.: 001-16715)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

The following introduction about the merger has been posted to the First Citizens BancShares intranet:

Monumental Milestone

Our planned merger with First Citizens Bank and Trust Company Inc., which we commonly refer to as First Citizens Bank of South Carolina (FCB-SC), marks a monumental milestone in our company’s history. The proposed merger will combine the two First Citizens, creating a larger, stronger organization than either one of us is separately.

We expect the transaction to close before the end of the year, pending shareholder and regulatory approvals. We plan to convert FCB-SC’s systems to ours in the first or second quarter of 2015.

Once complete, the merger will create the largest family-controlled bank in the nation and the sixth largest bank headquartered in the Southeast by asset size. Combined, we will have more than 575 branches in 18 states and Washington, D.C., and an asset size of more than $30 billion.

But between now and the time the merger is finalized, we need to continue to operate as separate banks due to legal and regulatory reasons. Once the merger is finalized, we’ll become one bank.

To learn more about the pending merger, visit this site’s other tabs and know that we’ll add new information here as it becomes available. Also, as always, please feel free to submit questions to (link to internal email address).

We appreciate your patience during this time and pledge to do our best to make it as smooth as possible for all associates and customers.

This site may contain forward-looking statements. Factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the ability to obtain regulatory approvals and meet other closing conditions in the merger agreement, including shareholder approval of each party, on the expected terms and schedule, delay in closing the merger, difficulties and delays in integrating the businesses of the companies or fully realizing cost savings and other benefits of the merger, changes in interest rates and capital markets and other factors detailed  in First Citizens BancShares’ filings with the SEC.

In connection with the proposed merger, First Citizens BancShares will file with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement that will include a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information about the proposed transaction.

Once available, a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www.sec.gov). These documents will also be available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation:

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First Citizens BancShares – Visit the website at https://www.firstcitizens.com/meet-first-citizens/corporate-information/corporate-profile/, direct a request to Proxy Request, Post Office Box 27131, Raleigh, N.C. 27611-7131 or call 919.716.7711.

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First Citizens Bancorporation – Visit the website at https://www.firstcitizensonline.com/about/financial/index.html, direct a proxy request to Proxy Request/Corporate Secretary, 1230 Main St., Columbia, S.C. 29201 or call 803.931.1320.

First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 17, 2014. Information about the executive officers and directors of First Citizens Bancorporation may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available.

The information on First Citizens Bancorporation’s website is not, and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC.